CUSIP NO.  413353103          Page 5 of 5 Pages

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934

                     (Amendment No. 10)

                    Harold's Stores, Inc.
------------------------------------------------------------
                          ---------
                      (Name of Issuer)

                        Common Stock
------------------------------------------------------------
                          ---------
               (Title of Class of Securities)

                          413353103
------------------------------------------------------------
                          ---------
                       (CUSIP Number)

                      December 31, 1998
------------------------------------------------------------
                          ---------
   (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [     ]   Rule 13d-1(b)
          [     ]   Rule 13d-1(c)
          [ X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on Following Page(s))

1.   NAME OF REPORTING PERSON
                                Harold G. Powell
     S.S. OR I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                             (A)  [     ]
                                                    (B)  [     ]
------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                            United States
------------------------------------------------------------

                          5.   SOLE VOTING POWER         250,173
        NUMBER OF
         SHARES               ---------------------------------------
      BENEFICIALLY        6.   SHARED VOTING POWER          -0-
         OWNED
        BY EACH                --------------------------------------
          REPORTING       7.    SOLE  DISPOSITIVE POWER   250,173
           PERSON
             WITH             ---------------------------------------
                         8.   SHARED DISPOSITIVE POWER     -0-
---------------------------------------------------------------------

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON                                                    250,1731
------------------------------------------------------------

10.  CHECK  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
     CERTAIN SHARES  (See Instructions)                     [  X  ]
------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                        4.1%

------------------------------------------------------------

12.  TYPE OF REPORTING PERSON  (See Instructions)

                             IN
------------------------------------------------------------




Item 1 (a)     Name of Issuer:
          -------------------
          Harold's Stores, Inc.


Item  1  (b)      Address  of Issuer's  Principal  Executive
Offices:
          --------------------------------------------------
          765 Asp
          Norman, Oklahoma 73069


Item 2 (a)     Name of Person Filing:
          ----------------------------
          Harold G. Powell


Item  2 (b)     Address of Principal Business Office or,  if
non, Residence:
          ---------------------------------------------
          765 Asp
          Norman, Oklahoma 73069


Item 2 (c)     Citizenship:
          --------------
          United States


Item 2 (d)     Title of Class of Securities:
          ---------------------------------
          Common Stock, par value $.01


Item 2 (e)     CUSIP Number:
          --------------------
          413353103


Item 3     If this statement is filed pursuant to
           240.13d-1(b)  or  240.13d-2(b)  or  (c),  check
           whether the person filing is a:
          --------------------------------
               Not Applicable



Item 4         Ownership:
          ---------------------------------------------

     (a)  Amount Beneficially Owned:
          -----------------------------------
          250,173 shares

                Included in this amount are 90,298 shares of Common Stock which are held by The Secutity National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust A, over which Mr. Powell possesses a general power of appointment exercisable at his death. Not included are shares held by The Security National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust B.

     (b)  Percent of Class:
          --------------------
          4.1%

     (c)  Deemed Voting Power and Disposition Power:
          --------------------------------------------------

          (i)  sole power to vote or to direct the vote    250,173
         (ii)  shared power to vote or to direct the  vote    -0-
        (iii)  sole power to dispose or to direct the
               disposition of                              250,173
         (iv)  shared power to dispose or to direct the
               disposition of                                 -0-


Item 5         Ownership of Five Percent or Less of a Class:
          --------------------------------------------------
          Not Applicable


Item 6    Ownership of More than Five Percent on Behalf
          of Another Person:
          --------------------------------------------------
          Not Applicable

Item  7   Identification  and Classification  of  the
          Subsidiary which Acquired the Security Being
          Reported on  by  the  Parent Holding Company:
          --------------------------------------------------
          Not Applicable


Item  8  Identification and Classification of Members
         of the Group:
          --------------------------------------------------
          Not Applicable




Item 9         Notice of Dissolution of Group:
          --------------------------------------
          Not Applicable


Item 10   Certifications:
          ----------------
          Not Applicable


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.


     Date:     February 16,  1999.


     Signature:           /s/ Harold G. Powell
                              Harold G. Powell














_______________________________
                1         Included in this amount are 90,298
          shares of Common Stock which are held by The Security National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust A, over which Mr. Powell possesses a general power of appointment exercisable at his death. Not included are shares held by The Security National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust B.